October 29, 2008

Via EDGAR
Mr. Geoffrey Kruczek, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Re:	M-Wave, Inc
Preliminary Proxy Statement on Schedule 14A
Filed September 19, 2008
File No. 000-19944

Dear Mr. Kruczek:

On behalf of M-Wave, Inc. (the “Company” or “we”), we submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), this letter in response to the Staff’s comments to the Preliminary Proxy Statement on Schedule 14A of the Company (the “Proxy”).  Concurrently we have electronically filed an amended Proxy. The Staff’s comments are set forth in a letter dated October 16, 2008.  For your convenience, we have recited the comments from the Staff in bold and have followed each comment with our response.

3. What will happen if the Transaction is approved ...., page 5

1.
We note your disclosure that you are not having any "significant" negotiations regarding potential business combinations after the sale of your assets. Please clarify what you mean by "significant." For example, do you mean that negotiations are ongoing but an agreement has not yet been reached? Or do you mean that you have not yet begun searching for a business combination partner?

Response:

Please see the Company’s additional disclosure on page 15.  The Company has advised us that while they are continuing to examine potential opportunities, such examinations have not risen to a level that such transactions have a high probability of occurring.  No letters of intent or definitive agreements have been signed.

Proposal 1: Approve the Sale of Substantially All of the Assets ... , page 9

2.
We note M- Wave, Inc. entered into a definitive Asset Purchase Agreement for the sale of "substantially all" of your assets to M-Wave International LLC, an entity controlled by your President and President of your EMG Divisions. We also note that the company did not provide pro forma information as required by Article 11, paragraph 01(a)(4) of Regulation S-X. Please revise your filing to include or tell us why such information is not required.

Response:

The Company has revised the Proxy to include pro forma financial information for the previous two fiscal years of the Company assuming the transaction is completed.

3.
Further, since it appears the proposed disposition would qualify for classification as discontinued operations under SF AS 144, pro forma income statements depicting the impact of the divestiture should be presented for the most recent interim period and for the last two fiscal years. Revise or advise.

Response:

Please see our response to Staff Comment No. 2.

4.
Finally, if authorization is sought from shareholders for disposition of a significant business, unaudited financial statements of that business should also be provided in the proxy materials for the same periods as are required for the registrant. See Question 6 in Section H of the July 2001 supplement to the Manual of Publicly Available Telephone Interpretations of the SEC for guidance. Revise or advise.

Response:

The Company has revised the Proxy to include pro forma financial information for the business being sold.

Liabilities to be Retained by M- Wave, Page 10

5.	Please quantify the costs, expenses and liabilities referenced in the bullet points.

Also describe the nature and factual basis underlying the liabilities related to the "violations or alleged violations of state or federal securities laws" that are mentioned here. If no such proceedings are currently pending or threatened, then revise to disclose that fact.

Response:

Please note the Company’s added disclosure on page 20 in the narrative subsequent to the bullet points.

Background, page 10

6.	With respect to the "Prior Agreement" described on page 11, expand your disclosure to:

•	identify the members of the special committee noted on page 10, and indicate whether these members are considered independent;

•	discuss the nature and amount of consideration to have been received in that transaction;

•	indicate the opinion of B. Riley as to the fairness of the consideration; and

•
state the reason for the failure to consummate the transaction(s) prior to the expiration of the merger agreement on January 31, 2008, and the basis for the board's decision to terminate the merger agreement and related agreements thereafter.

Response:

Please note the Company’s added disclosure on pages 22 through 33.

7.
Please revise to discuss the material terms of each of the proposals made during the course of the negotiations that you disclose on page 6 took place between your representatives and representatives of M-Wave International. Identify each person who participated in the board meetings, special committee meetings, or any other negotiations, and indicate the capacity in which each person participated. Specify whether the special committee that evaluated the 2007 agreement also considered and made any recommendation to the board regarding the current proposal. If no special committee was involved in the negotiations or made a recommendation, revise to so state. Your revised disclosure should provide shareholders with an understanding of how, when and why the material terms of the proposed transactions evolved during the course of the parties' discussions. Please include the following:

•	a description of the material terms of the proposal submitted on May 22, 2008 by Mr. Turek and Mr. Duke to acquire your business;

•	a summary of the material discussions relating to the proposal that were held between May 22 and July 25, 2008, including any counteroffers made; and

•
a description of the material terms of any revised drafts of the proposal presented between May 22, 2008 and September 6, 2008, such as the terms of the July 25 revised proposal and the reason for the decision to extend the proposal.

Response:

Please note the Company’s added disclosure on pages 11 through 13.

8.	We note that the revised terms of the asset sale were approved by your board on September 6, 2008. Please clarify whether Mr. Turek participated in the deliberations and vote on this matter.

Please note the Company’s additional disclosure on page 23.

Consideration, page 13

9.
We note that the proceeds of the $500,000 loan from M-Wave International will be used for working capital in the ordinary course of business. Please clarify whether you have any current plans for the use of the additional $500,000 that you will receive upon the closing of the asset sale, as well as any remaining funds from the loan that have not been spent as working capital prior to the closing. If you have any plan to use the proceeds or remaining loan funds, describe the plan; if you have no current plans, so state.

Response:

Please note the Company’s added disclosure on page 13.

10.
We note your discussion regarding the promissory note you will provide to Wave International. Please clarify the nature of your liability under this not including the applicable interest rate and frequency and amount of principal and interest payments. Also expand to disclose what will occur regarding the note if the transaction is not completed. For example, will the note remain outstanding in favor of M-Wave International and become payable on demand? If so, discuss your ability to fulfill your obligations under the note, given the recurring losses mentioned on page 12, and what rights M-Wave International has in the event you default in your obligations.

Response:

Please note the Company’s added disclosure on page 24.

Representations and Warranties, page 13

11.	Please reconcile the disclosure in the last bullet point with the disclosure throughout your document as to the nature of the consideration you will receive in connection with the asset sale.

Response:

The Company has revised the disclosure contained in this bullet point to eliminate the inconsistency with the previous disclosure and the Asset Purchase Agreement.

Termination of the Asset Purchase Agreement, page 15

12.	Please tell us, with a view toward clarified disclosure, whether Mr. Turek will participate in the board's consideration of the matters noted in the sixth bullet point.

Response:

Mr. Turek has, and will, abstain from any consideration by M-Wave of the transactions in which he is a party.  The Company has revised the Proxy where applicable to indicate this.

Opinion of M-Wave's Financial Advisor, page 16

13.	Please tell us where you have included Annex I, referenced here, and Annex A, referenced on page 3.

Response:

The Company has filed both the fairness opinion of B. Riley and the Asset Purchase Agreement as exhibits to the amended Proxy.

14.
Please quantify the amount of the fees you have paid and will pay to your financial advisor, including whether any amounts are contingent upon completion of the asset sale and the amounts paid by you for its prior opinion. Also disclose the source of funds from which you will make payment of these fees. For example, will B. Riley be paid from the amounts you receive in the asset sale?

Response:

The Company has revised the Proxy to disclose that all fees owed to B. Riley have been paid.

Nature of Our Business Following the Transaction, page 20

15.	Given your disclosure on pages 4 and 14 that all of your employees will be terminated after the asset sale, please clarify who will operate the company as a public shell following that transaction.

Response:

The Company has revised the Proxy to indicate that the Company will be operated by certain of its current directors: Messrs. Cataldo and Nelson.

Interest of Certain Persons in the Transaction, page 20

16.
Please disclose the amount to be paid by you for the purchase of the "extended reporting period endorsement" insurance coverage referenced here. Also, given that you appear to be selling all of your liquid assets, disclose the source of funds to be used for this purchase.

Response:

The Company has revised the Proxy to disclose the amount to be paid for the purchase of the extended insurance coverage.

17.
We note your disclosure on page 10 that you will retain liabilities relating to the termination of M- Wave employees, as well as liabilities under contracts relating to employee benefit plans. Please revise this section and the related disclosure in the Summary, to quantify any severance payments, change of control payments, or payments pursuant to employee benefit plans that mayor will be made to Mr. Turek, Mr. Duke, or any member of the board of directors, on an individual basis. Also disclose whether the vesting schedule of any options held by Mr. Duke or any director, including Mr. Turek, will be accelerated due to the asset sale. If so, quantify the number of shares underlying the accelerated options on an individual holder basis.

Response:

The Company has revised the Proxy on page 20 to specifically state that it does not anticipate any payments, severance or otherwise, or the acceleration of vesting of any stock options, as a result of the transaction.

18.
We note that Schedule 1.1 to the Asset Purchase Agreement indicates that you will also retain obligations pursuant to your Series A and Series B preferred stock. Please revise your disclosure on page 10 to include these obligations, and indicate whether you have any plans or obligations either to redeem or make dividend payments on these securities with the proceeds from either the $500,000 advance or $500,000 to be received upon closing of the transaction. if Mr. Turek, Mr. Duke, or any member of the board of directors is a beneficial owner of preferred stock, and you expect to redeem or make a dividend payment out of the proceeds of this sale, revise the your disclosure including "Interests of Certain Persons," "Use of Proceeds," and the related portions of the Summary to quantify, on an individual basis, the amounts to be received by these individuals.

Response:

The Company has made the requested revisions to the Proxy on pages 10 and 20, and indicated that it has no plans to redeem or otherwise make payments upon the Series A and Series B Preferred.

Security Ownership of Certain Beneficial Owners and Management, page 30

19.	Please disclose the identities of the natural persons who exercise voting and/or dispositive powers with respect to the shares beneficially owned by Asset Managers International.

Response:

The Company has identified such person, to the best of its knowledge.

If you have any further questions or comments, please contact the undersigned or Jeffrey Figlewicz at (630) 562-5550.

Very truly yours,

By:	/s/ David Selengut
David Selengut

cc:     Jeffrey Figlewicz